UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)

US Ecology, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
91732J102
(CUSIP Number)
Ronald R. Peterson
Jenner & Block LLP, 353 N. Clark, Chicago, IL 60654
(312) 923-2981
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 2, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edward F. Heil

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		76,866

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		76,866

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	76,866

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 See Item 5(e). The percentage reported in row (13) is calculated based upon 18,306,000 shares of Common Stock of US Ecology outstanding as of September 30, 2010, as set forth in US Ecology’s Form 10-Q filed on October 28, 2010 for the period ended September 30, 2010.

Page 2 of 6 Pages

     Item 1. Security and Issuer.
     This Amendment No. 15 (the “Amendment”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission on September 22, 1992, as amended in certain respects by Amendment Nos. 1 through 14 thereto (the “Statement”). The class of equity security to which this Amendment relates is the common stock, par value $0.01 per share (the “Common Stock”), of US Ecology, Inc., a Delaware corporation (“US Ecology”). The name and address of the principal executive office of US Ecology is Lakepointe Centre I, 300 E. Mallard, Suite 300, Boise, Idaho 83706.
     Item 2. Identity and Background.
     This Amendment is being filed by Edward F. Heil (“Mr. Heil”). Mr. Heil’s principal occupation is that of a land developer and private investor. His business address and the address where his principal occupation is conducted is 8052 Fisher Island Drive, Fisher Island, Florida 33109. Mr. Heil is a citizen of the United States of America.
     During the last five years, Mr. Heil has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Item 3. Source and Amount of Funds or Other Consideration.
     Inapplicable.
     Item 4. Purpose of Transaction.
     This Amendment is being filed to disclose the dispositions described in Item 5 below.
     Mr. Heil acquired the shares for investment purposes and does not have a present intent to acquire or influence control over the business of US Ecology. He may, from time to time, acquire additional shares or dispose of some or all of their shares or may continue to hold the shares, depending on business and market conditions, his continuing evaluation of the business and prospects of US Ecology and other factors.
     Mr. Heil does not have any plans or proposals that relate to or would result in:
(a)	The acquisition by any person of additional securities of US Ecology, or the disposition of securities of US Ecology;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving US Ecology or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of US Ecology or any of its subsidiaries;

Page 3 of 6 Pages

(d)	Any change in the present board of directors or management of US Ecology, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of US Ecology;

(f)	Any other material change in US Ecology’s business or corporate structure;

(g)	Changes in US Ecology’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of US Ecology by any person;

(h)	Causing a class of securities of US Ecology to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of US Ecology becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.
     Item 5. Interest in Securities of the Issuer.
(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the individual named in Item 2 is as follows:

	Number of
	Shares of
Name	Common Stock	Percentage

Edward F. Heil	76,866	0.1%
The percentage reported above is calculated based upon 18,306,000 shares of Common Stock of US Ecology outstanding as of September 30, 2010, as set forth in US Ecology’s Form 10-Q filed on October 28, 2010 for the period ended September 30, 2010.

(b)	Mr. Heil has the sole power to vote or direct the vote of 76,866 shares of the Common Stock and has sole dispositive power over 76,866 shares of the Common Stock.

(c)	Not applicable.

(d)	No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities beneficially owned by Mr. Heil.

Page 4 of 6 Pages

(e)	Mr. Heil ceased to be a beneficial holder of more than 5% of US Ecology’s Common Stock on November 2, 2010 through the sale of 1,000,000 shares of Common Stock of US Ecology.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     None.
     Item 7. Material to be filed as Exhibits.
     None.

Page 5 of 6 Pages

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.
Date: November 4, 2010

EDWARD F. HEIL
By:	/s/ Edward F. Heil
Edward F. Heil

Page 6 of 6 Pages